Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

[redacted]

07023003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

25th April 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 29th March 2006.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

Investor Relations
Release

Raiffeisen
INTERNATIONAL
Member of RZB Group

Vienna, 20 April 2007

Raiffeisen Bank Aval receives the largest Syndicated Term Loan Facility for a Ukrainian financial institution

Today, the extension of a USD 500 million syndicated term loan facility to Ukrainian Raiffeisen Bank Aval, subsidiary of Vienna-based Raiffeisen International Bank-Holding AG, was officially signed. The syndicate comprises a geographically diversified group of investors represented by more than 40 international financial institutions. The facility was announced to the market at the beginning of March with an initial amount of USD 150 million. Due to the market's confidence in Raiffeisen Bank Aval and the resulting over-subscription, the final loan facility was increased to USD 500 million. The facility has a two-year tenor with one final ("bullet") repayment.

BayernLB, DZ BANK, HSBC and Standard Bank acted as Bookrunners. The loan is a landmark transaction in the Ukrainian market: It is the largest transaction in terms of volume for a Ukrainian financial institution and the first syndicated deal on the local market with a tenor of two years. It also sets a benchmark in terms of price at a record-low margin of 120 basis points.

The margin achieved is a reflection of the ownership structure (Raiffeisen Bank Aval is 95.6 per cent owned by Raiffeisen International) and of the bank's substantial volume of operations developed in the Ukrainian market. Martin Grüll, CFO of Raiffeisen International, was very glad about the syndication results and commented: "The success of this transaction demonstrates the strong position of Raiffeisen in Ukraine and indeed the whole CIS as well as recognition as a reliable partner in the international financial market." It was only in December that Raiffeisenbank Austria, Moscow, received a three-year syndicated loan facility amounting to USD 625 million. That deal also ranked among the best in terms of volume and pricing as well.

The facility will be used for general funding purposes, i.e. financing the growing loan portfolio which reached the countervalue of nearly 3.3 billion euros as at year-end 2006. The bank's number of customers across all segments exceeds four million.

* * * * *

VAT Raiffeisen Bank Aval was founded in 1992. At year-end 2006 its balance-sheet total amounted to € 4.3 billion (up 27 per cent), making it the country's second-largest bank. It operated more than 1,300 business outlets with almost 17,400 employees at the balance-sheet date.

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna

END